January 26, 2021

Confidential Submission via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brookfield Renewable Corporation
Confidential Submission of Draft Registration Statement on Form F-1

Dear Sirs/Mesdames:

On behalf of Brookfield Renewable Corporation, a British Columbia corporation (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) to the Securities and Exchange Commission (the “SEC”) for confidential review by the staff of the SEC. The Draft Registration Statement relates to a proposed public offering under the U.S. Securities Act of 1933, as amended (the “Securities Act”) by certain selling shareholders of the Company’s Class A Exchangeable Subordinate Voting Shares (the “Shares”), as described in the Draft Registration Statement. We confirm that the Company’s initial registration statement under the Securities Act and registration of the Shares under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, became effective fewer than twelve months prior to the date hereof, on June 29, 2020.

We confirm that the Company and Brookfield Renewable Partners L.P. will publicly file via EDGAR an amended version of the Draft Registration Statement, including information regarding the underwriters of the proposed public offering and all other additional information necessary to complete the filing in accordance with the requirements of the Securities Act, together with the previous non-public draft submission of the Draft Registration Statement, at least 48 hours prior to the requested effective time and date.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at (212) 880-6363 or via email at mkurta@torys.com.

Sincerely,

/s/ Mile Kurta

Mile Kurta, Esq.

Torys LLP